# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hello Group Inc., CIK 0001610601
CUSIP: 423403104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share) represented by ADS of the Issuer (each ADS represents 2 Class A Ordinary Shares)
Address of issuer's principal executive offices: 20/F, BLOCK B, TOWER 2, WANGJING SOHO, NO.1 FUTONGDONG STREET,CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 12/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001681662

## Reporting persons
- Athos Capital Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 12,273,290; sole dispositive power 0; shared dispositive power 12,273,290; aggregate amount beneficially owned 12,273,290 (5.2% of the class)
- Matthew Love Moskey: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 12,273,290; sole dispositive power 0; shared dispositive power 12,273,290; aggregate amount beneficially owned 12,273,290 (5.2% of the class)
- Friedrich Schulte-Hillen: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 12,273,290; sole dispositive power 0; shared dispositive power 12,273,290; aggregate amount beneficially owned 12,273,290 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Hello Group Inc.
Address of issuer's principal executive offices: 20/F, BLOCK B, TOWER 2, WANGJING SOHO, NO.1 FUTONGDONG STREET,CHAOYANG DISTRICT, BEIJING, CHINA, 100102

## Item 2. Person Filing
Name of person filing:
Athos Capital Limited (the "Manager")
Matthew Love Moskey
Friedrich Schulte-Hillen
Address of principal business office or, if none, residence:
For Athos Capital Limited , Matthew Love Moskey, Friedrich Schulte-Hillen:
8 Queens Road Central,
8th Floor,
Hong Kong
Citizenship:
Athos Capital Limited is a company incorporated under the laws of Hong Kong
Matthew Love Moskey is a citizen of the United Kingdom
Friedrich Schulte-Hillen is a citizen of Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,273,290
Percent of class: 5.15
Sole power to vote or to direct the vote:
Athos Capital Limited - 0
Matthew Love Moskey - 0
Friedrich Schulte-Hillen - 0
Shared power to vote or to direct the vote:
Athos Capital Limited - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares
Matthew Love Moskey - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares
Friedrich Schulte-Hillen - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares
Sole power to dispose or to direct the disposition:
Athos Capital Limited - 0
Matthew Love Moskey - 0
Friedrich Schulte-Hillen - 0
Shared power to dispose or to direct the disposition:
Athos Capital Limited - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares
Matthew Love Moskey - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares
Friedrich Schulte-Hillen - 12,273,290 Shares represented by 6,136,645 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Shares are owned directly by private funds that are managed and advised by the Manager (the "Private Funds") none of which has beneficial ownership of the Shares that exceeds five percent. The Private Funds have the right to receive dividends from, as well as the proceeds from the sale of, the Shares.

The Manager may be deemed to be a beneficial owner under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Shares held by the Private Funds, as, in its capacity as manager of the Private Funds, it has the power to vote and dispose of, or direct the voting and disposition of, the Shares.

The Manager is owned by Matthew Love Moskey and Friedrich Schulte-Hillen, each of whom may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Athos Capital Ltd: Hitesh Uttam, Chief Operating Officer (12/31/2025)
- Matthew Love Moskey: Matthew Love Moskey, Matthew Love Moskey (12/31/2025)
- Friedrich Schulte-Hillen: Friedrich Schulte-Hillen, Friedrich Schulte-Hillen (12/31/2025)